The following are portions of the transcript of ArvinMeritor's fiscal year 2003 fourth-quarter earnings call, held on November 13, 2003, relating to ArvinMeritor's offer to purchase all outstanding shares of the common stock of Dana Corporation.

                               ARVINMERITOR, INC.
                        Q4 2003 EARNINGS CONFERENCE CALL

                            MODERATOR: ALICE MCGUIRE
                                NOVEMBER 13, 2003
                                   10:00 AM ET

Alice McGuire:             I need to quickly read through some required
                           language. Because it will take a few moments to update you on the status of the $15 per share cash offer to Dana, I need to remind you that the solicitation and offer to purchase is made only pursuant to the offer to purchase related materials that ArvinMeritor and (Delta) Acquisition Corporation filed with the Securities and Exchange Commission on July 9, 2003.

                           Investors and security holders are advised to read such documents because they include important information. Investors and security holders may obtain a free copy of such documents as the SEC's web site at www.sec.gov., from ArvinMeritor at 2135 West Maple Road, Troy, Michigan 4808 to the attention of Investor Relations or by contacting McKenzie Partners, Inc. at (212)929-5500 collect or at 1-800-322-2885 toll free or by email proxy@mckenziepartners.com.

                           Our discussion may contain forward-looking statements. Let me refer you to the company's SEC filings in second slide in our Fiscal Year Fourth Quarter 2003 Earnings conference call slide set for more complete disclosure of the risks that affect our results.

Larry Yost:                Now before we open up the call to your questions, I'd
                           like to briefly discuss the Dana transaction.

                           Now as I've stated many times in the past in order to thrive in the ever-changing automotive industry, I believe the supply base is going to need to consolidate. It is inevitable. Big promises of restructuring benefits will not pay off in the long term.

                           Suppliers cannot just restructure and cut costs to create long-term value. The current industry alignment just does not work for shareowners.

                           As an industry, we're in a situation where our volumes are up, but our profits are down. In addition, there is cost associated with globalization and regulatory costs are increasing. There's minimal end market growth. Our customers are growing at GDP rates or slightly above and that's not exciting.

                           Then there's overcapacity which leads to a combination of factors including intense competition and aggressive pricing pressure from the OEMs. These challenges can be addressed by automotive suppliers taking aggressive action and that action is consolidation.

                           Now if you believe as I do that there's going to be consolidation in the industry, then why ArvinMeritor and Dana? Our two companies are a perfect fit. It's logical business combination. It would make us one of the top five global automotives suppliers, number three in North America with complete drive train systems capability from small passenger cars to Class A trucks.

                           The products each of the two companies have are very complementary. Together we'd have significant growth opportunities providing undercarriage modeling systems for light vehicle and commercial vehicle customers.

                           Our combined company would also be better positioned to address the issues in the after-market business. The combination would offer benefits in advance emissions and technology and engine management, among other technologies that meet our customer needs and requirements. Most importantly, the combination would create a stronger company that is better prepared to prosper in the automotive industry of the future.

                           Now as I said a combination with Dana would create a company with strong undercarriage modules and systems capability which offer tremendous opportunity for our future growth. We estimate the undercarriage modules and systems to reach approximately $50 billion.

                           The trend indicates that over the next ten years, OE customers will move more towards modules and systems and away from purchasing individual components. Modules and systems address our customer's needs to reduce cost and simplify the assembly process. Just as the move towards interior modules grew in the last ten years, we believe the same thing will happen with undercarriage modules over the next 10 years.

                           Our recent business winds continue to support our strategy that this is a sound market opportunity. We've been awarded major contracts to produce undercarriage systems, one award worth 300 million annually. Together with Dana and ArvinMeritor, we'll be able to accelerate our growth opportunities in the undercarriage systems market.

                           Combining our after market business would create one of the world's leading after-market suppliers. Together we could expand our product portfolio and strengthen our service capability. Strengthen our customer relationships and create a stronger distribution network. The after-market opportunity is huge. We're talking about a business that is highly scalable.

                           Together we can take costs out and improve our margins by optimizing our facilities, leveraging each other's infrastructure and eliminating redundant SG&A.

                           As I said before, we're committed to making this transaction a reality. I've talked with many of you over the past few months and I want to say the reaction from many of you on this call as well as from our customers and many of our shareowners has been very positive. And we thank you for your support.

                           Regarding FTC, we've been working and we are continuing to work closely with the FTC to resolve all of their concerns. We don't expect our settlement proposal to affect the value of the transaction. We all know that this review process takes time. So far the process is according to plan.

                           Although we can't speculate on the shape, the size or the timing of any divestiture requirements, we can report that the discussions are consistent with the expectations that we had when we announced in July.

                           Now in closing, we believe this combination is sensible and strategically advantageous. The combination is consistent with addressing the needs and changing dynamics of the automotive industry. The combination would create a stronger and better positioned company for the future and offer tremendous growth opportunities.

                           Again, we encourage Dana to sit down with us. As I said before, we're prepared to raise our offer for additional value if warranted. We're also willing to evaluate other types of consideration. We're committed to completing this transaction on the basis that is fair for both companies/shareowners.

                           Now Alice, let's take some questions.

Alice McGuire:             Operator, we're ready now to take questions.

Operator:                  Thank you, Ms. McGuire. At this time I would like to
                           remind everyone in order to ask a question, please press star then the number 1 on your telephone keypad.

                           Your first question comes from Richard Hilgert of Oppenheimer and Company.

Richard Hilgert:           Question about the after-market. You know, there had
                           been some pricing that you were able to get there last year, but it looks like the pricing there has dried up in year over year comparisons. Wondered what the dynamics were that were going on and if we might see a return of some better pricing.

                           And if a combination of the after-market businesses of both you and Dana were to be completed, what would that mean for after-market pricing?

Larry Yost:                Richard, you are absolutely correct on your
                           observation for our past fiscal year. We have been successful in getting some pricing in North America but as I think we've said in the past we've experienced some real difficulties in Europe, principally in the exhaust product line segment. And the net then as a result is almost a no pricing.

                           Going forward, we're going to continue to be very aggressive. It's one of our product lines where we think it should be possible to get pricing and we're working very, very hard to do so. And I think the same could be said of the new company, ArvinMeritor and Dana.

Alice McGuire:             Next question please, operator.

Operator:                  Thank you. Your next question is from Gary Lepetis
                           of Goldman Sachs.

Gary Lepetis:              And just lastly, when I read through the release one
                           of the things that struck me was the last thought. I did a search for the word "Dana" and it was not in there. And you did address it on the call. Which should I take as sort of more indicative of your posture on this? Is it the fact that it didn't show up in the release or that you address it on the call.
                           I.e., not being in the release led me to wonder well are they sort of...

Larry Yost:                Well...

Gary Lepetis:              ...declined or...

Larry Yost:                I'll handle that Gary. This is an earnings call and
                           it was billed as an earnings call. But of course we knew everyone would be interested in the situation on Dana so...

Gary Lepetis:              Sure.

Larry Yost:                I decided to handle it in my comments.

Gary Lepetis:              Okay.  So there's been no changing...

Larry Yost:                No changing.

Gary Lepetis:              ...your thought processes about the importance of the
                           fit and all that?

Larry Yost:                No changes. No. The industry needs consolidation.
                           I'll forever be a champion of that concept.

Gary Lepetis:              And you're going to help make it happen.

Larry Yost:                I'm going to do my very best.

Gary Lepetis:              Okay.  Thanks.